3B 3/16

23-5

03013274

ATES
NGE COMMISSION
C. 20549

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SEC FILE NUMBER
8-48550

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 3 2003
WASHINGTON SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PREMIER FINANCIAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5601 SOUTH 27TH STREET, SUITE 101
(No. and Street)

LINCOLN (City) NEBRASKA (State) 68512-1697 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL B. HASSLER (402) 423-5002
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NICHOLS, RISE & COMPANY, L.L.P.
(Name — if individual, state last, first, middle name)

705 DOUGLAS STREET, SUITE 502 (Address) SIOUX CITY (City) IOWA (State) 51101 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Paul Hessler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PREMIER FINANCIAL SECURITIES, INC., as of DECEMBER 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Paul Hessler
Signature

President
Title

Gloria Jean Caudill
Notary Public

GENERAL NOTARY-State of Nebraska
GLORIA JEAN CAUDILL
My Comm. Exp. March 22, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

W. F. Sibley, CPA
R. L. Stinger, CPA
D. L. Lacey, CPA
S. B. Bieber, CPA
C. D. Merry, CPA
R. W. Grenko, CPA
L. M. Shoemaker, CPA, CMA

E. C. Nichols
C. L. Rise
Retired

L. J. Tuttle, CPA
S. R Goodwin, CPA
A. E. Hill, CPA
A. J. Walcheck, CPA
R. R. Ericson, CPA
L. K. Beecher, CPA
S. L. Winter, CPA
M. A. Row, CPA
S. E. Boden
A. E. Roe
D. L. Sands
J. A. Theisen
J. A. Perez

P. K. Peters
V. A. Steenhoek

Member of AICPA Division for Certified Public Accounting Firms

Member of Independent Accountants International

To the Board of Directors and Stockholders
of Premier Financial Securities, Inc.

We have audited the accompanying statement of financial condition of Premier Financial Securities, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Financial Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nichols, Rise & Company, L.L.P.

Sioux City, Iowa
January 16, 2003

PREMIER FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Current Assets:		
Cash	$ 3,891	
Commission Receivable	3,247	
		$ 7,138
Investments		20,100
Restricted Cash		15,000
Total Assets		$ 42,238

LIABILITIES AND STOCKHOLDER'S EQUITY

Long-Term Debt:		
Subordinated Borrowings		$ 15,000
Stockholder's Equity:		
Common Stock	$ 15,400	
Paid-In Capital	1,962	
Retained Earnings	9,876	
		27,238
Total Liabilities and Stockholder's Equity		$ 42,238

PREMIER FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME

Year Ended December 31, 2002

Revenues:		
Commissions	$ 102,724	
Interest	150	
		$ 102,874
Operating Expenses:		
Commissions Paid to Affiliated Company	93,700	
Fees and Licenses	3,176	
Insurance and Bond	369	
Professional Fees	2,315	
Miscellaneous	221	
		99,781
Net Income		$ 3,093

PREMIER FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2002

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
December 31, 2001	15,400	$ 15,400	$ 1,962	$ 6,783	$ 24,145
Net Income				3,093	3,093
December 31, 2002	**15,400**	**$ 15,400**	**$ 1,962**	**$ 9,876**	**$ 27,238**

Common Stock:

Par Value $1 Per Share
Authorized 50,000 Shares

PREMIER FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Year Ended December 31, 2002

Subordinated Borrowings - December 31, 2002 and 2001	$ 15,000

PREMIER FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOW

Year Ended December 31, 2002

Cash Flows from Operating Activities:		
Net Income	$ 3,093	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in Operating Assets and Liabilities:		
Commission Receivable	(1,387)	
Net Cash Provided by Operating Activities		$ 1,706
Cash - Beginning of Year		2,185
Cash - December 31,		$ 3,891

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND OPERATIONS

The Company is a broker-dealer primarily focused on the wholesaling of variable annuities and life insurance products.

ACCOUNTING POLICIES

Accounting Method

The financial statements are prepared on the accrual basis. Commission income is recorded on a trade-date basis.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's estimates and judgments.

Income Taxes

No provision for income taxes has been made in the accompanying financial statements because the Company has elected to be taxed as a "small business corporation." Under this election, the Company's net income is reported by the shareholder on his individual income tax return.

INVESTMENTS

Investments consist of warrants of the National Association of Securities Dealers, Inc. to purchase shares of common stock of The NASDAQ Stock Market, Inc. They are carried at cost because fair value is not determinable.

SUBORDINATED BORROWINGS

The loan is due July 15, 2004, and bears interest at 0%. Payment of the principal and interest is subordinated to the claims of all creditors. Payment is subject to restrictions and to approval by the NASD. The loan is owed to the Company's stockholder and is secured by a $15,000 bank account. Repayment may not be made without approval by NASD Regulation, Inc.

SUPPLEMENTAL INFORMATION

PREMIER FINANCIAL SECURITIES, INC.
STATEMENT OF NET CAPITAL

December 31, 2002

Net Capital Per Unaudited FOCUS Report - December 31, 2002	$	18,891
Audit Adjustments:		
None		
Net Capital Per Audited FOCUS Report - December 31, 2002	$	18,891

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Part IIA 5th FOCUS** **INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17**

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: PREMIER FINANCIAL SECURITIES, [0013]

SEC File Number: 8- 48550 [0014]

Address of Principal Place of Business: 5601 SOUTH 27TH STREET [0020]

LINCOLN [0021] NE [0022] 68512-1697 [0023]

Firm ID: 39126 [0015]

For Period Beginning 01/01/2002 [0024] And Ending 12/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: PAUL B. HASSLER [0030] Phone: (402)423-5002 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ● [0041]

Check here if respondent is filing an audited report ☒ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	18,891 [0200]		18,891 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	3,247 [0550]	3,247 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities			

	owned, at market value:				
	A. Exempted securities		[0418]		
	B. Debt securities		[0419]		
	C. Options		[0420]		
	D. Other securities		[0424]		
	E. Spot commodities		[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:				
	A. At cost	20,100 [0130]			
	B. At estimated fair value		[0440]	20,100 [0610]	20,100 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]			
	B. Other securities	[0160]			
7.	Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
	A. Exempted securities	[0170]			
	B. Other securities	[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market	[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of the company, at market value			[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]

11.	Other assets	[0535]	[0735]	0 [0930]
12.	TOTAL ASSETS	18,891 [0540]	23,347 [0740]	42,238 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		15,000 [1400]	15,000 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of 15,000 [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			

	D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	0 [1230]	15,000 [1450]	15,000 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ________ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	15,400 [1792]
	C. Additional paid-in capital	1,962 [1793]
	D. Retained earnings	9,876 [1794]
	E. Total	27,238 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	27,238 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	42,238 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2002 [3932] Period Ending 12/31/2002 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b. Commissions on listed option transactions	[3938]
	c. All other securities commissions	[3939]
	d. Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	[3949]

c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	102,724 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	150 [3995]
9.	Total revenue	102,874 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		3,176 [4195]
15.	Other expenses		96,605 [4100]
16.	Total expenses		99,781 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		3,093 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
a.	After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		3,093 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) [X] [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained [ ] [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) [ ] [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	[4335A2]	[4335B]
8- ____ [4335C]	[4335C2]	[4335D]
8- ____ [4335E]	[4335E2]	[4335F]
8- ____ [4335G]	[4335G2]	[4335H]
8- ____ [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission [ ] [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition 27,238 [3480]

2. Deduct ownership equity not allowable for Net Capital [3490]

3. Total ownership equity qualified for Net Capital 27,238 [3500]

4. Add:

A. Liabilities subordinated to claims of general creditors allowable in computation of net capital 15,000 [3520]

B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities 42,238 [3530]

6. Deductions and/or charges:

A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) 23,347 [3540]

B. Secured demand note deficiency [3590]

C. Commodity futures contracts and spot commodities - proprietary capital charges [3600]

D. Other deductions and/or charges [3610] (23,347) [3620]

7. Other additions and/or credits (List)

	[3630A]	[3630B]	
	[3630C]	[3630D]	0
	[3630E]	[3630F]	[3630]
8. Net capital before haircuts on securities positions			18,891 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			18,891 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	13,891 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	18,891 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	0 [3830]
19.	Total aggregate indebtedness		0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	___ [4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	___ [4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	___ [4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	___ [4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	___ [4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	___ [4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	___ [4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	___ [4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	___ [4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	___ [4692]	[4693]	[4694]	_ [4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			24,145 [4240]
	A. Net income (loss)			3,093 [4250]
	B. Additions (includes non-conforming capital of		[4262])	[4260]
	C. Deductions (includes non-conforming capital of		[4272])	[4270]
2.	Balance, end of period (From item 1800)			27,238 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	15,000 [4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	15,000 [4330]

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

W. F. Sibley, CPA
R. L. Stinger, CPA
D. L. Lacey, CPA
S. B. Bieber, CPA
C. D. Merry, CPA
R. W. Grenko, CPA
L. M. Shoemaker, CPA, CMA

E. C. Nichols
C. L. Rise
Retired

L. J. Tuttle, CPA
S. R Goodwin, CPA
A. E. Hill, CPA
A. J. Walcheck, CPA
R. R. Ericson, CPA
L. K. Beecher, CPA
S. L. Winter, CPA
M. A. Row, CPA
S. E. Boden
A. E. Roe
D. L. Sands
J. A. Theisen
J. A. Perez

P. K. Peters
V. A. Steenhoek

Member of AICPA Division for Certified Public Accounting Firms

Member of Independent Accountants International

To the Board of Directors
Premier Financial Securities, Inc.

In planning and performing our audit of the financial statements of Premier Financial Securities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Premier Financial Securities, Inc. for the year ended December 31, 2002, and this report does not affect our report thereon dated January 16, 2003.

One important aspect of internal accounting control is the segregation of duties among employees to prevent an individual from handling duties which are incompatible. The Company's only administrative employee is its sole stockholder. Because the Company has only one employee, a complete internal control system is not feasible or cost effective.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives, except as described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nichols, Rise & Company, L.L.P.

Sioux City, Iowa
January 16, 2003